CHINA PUBLIC SECURITY TECHNOLOGY, INC.
Unit D, Block 2, Tian An Cyber Park, Chegongmiao
Shenzhen, Guangdong, 518040, People’s Republic of China
(+86) 755 -8835-2899

March 23, 2007

By EDGAR Transmission and by Hand Delivery

Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Form 8-K Item 4.01 filed January 29, 2007
File #333-132119

Dear Mr. Gordon:

On behalf of China Public Security Technology, Inc. (“CPST”), we hereby submit this Amendment to our Current Report on Form 8-K (the “Form 8-K”) in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission”) set forth in the Staff’s letter, dated January 29, 2007, with respect to the Form 8-K.

We understand and agree that:

•	CPST is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	CPST may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please amend your Form 8-K accordingly.

RESPONSE:

We have amended the Form 8-K to disclose that none of Drake’s reports on CPST’s financial statements for the fiscal years ended December 31, 2004 and 2005 or for any subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:

An updated letter from the former accountants is attached as Exhibit 16 to the amended Form 8-K.

If you would like to discuss this Form 8-K or if you would like to discuss any other matters regarding CPST, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.

By:	/s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer